UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. de C.V. (GAP)

ANNOUNCES RESULTS FOR THE FOURTH QUARTER 2008

Guadalajara, Jalisco, Mexico, February 25, 2009 - Grupo Aeroportuario del Pacifico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today reported its results for the fourth quarter and twelve months ended December 31, 2008. Figures are unaudited and have been prepared in accordance with Mexican Financial Reporting Standards. All peso amounts are presented in nominal pesos, except for the figures for 2007, which are expressed in constant pesos as of December 31, 2007, according to changes in Financial Reporting Standards (NIF) B-10 “Effects of Inflation”.

Highlights for Fourth Quarter 2008 vs. Fourth Quarter 2007:

•	Revenues declined 5.2%, (Ps. 45.4 million), mainly due to the decrease in aeronautical revenues.

•

Revenues from aeronautical services declined 8.8%, mainly as a result of a decline in WLU[1], due to a 15.7% decrease in terminal passenger traffic. Non-aeronautical services revenues increased 9.9%, mainly due to revenues from advertising, leasing of time share sales spaces and vehicle parking services.

•

Cost of services decreased 0.4% (Ps. 1.1 million), as a percentage of revenues, cost of services increased 150 basis points and per WLU it increased Ps. 7.6, from Ps. 40.5 in the fourth quarter of 2007 to Ps. 48.1. As a percentage of revenues, the cost of services increased as a result of the decline in revenues, while the increase in costs related to WLU was due to a reduction of WLU.

•

As a result of the decrease in total revenues, the cost of government concession taxes decreased 5.1% and the technical assistance fee decreased 11.8%, mainly due to lower total revenues as well as costs.

•	Operating income declined 16.3%.

•	EBITDA decreased 7.1%.

_________________________

 WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo)

       For further information please visit: www.aeropuertosgap.com.mx or contact us:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer Rodrigo Guzman, Chief Financial Officer	Maria Barona Kenia Vargas
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 216	Tel: 212 406 3691/3695
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

•	Net income decreased 25.8%, Ps. 141.2 million lower that the figure reported in the fourth quarter of 2007. While income before taxes increased 4.1%, the decline was mainly due to lower income taxes.

Operating Results

During the fourth quarter of 2008, the Company reported a decrease of 15.7% in total terminal passengers, driven by an 18.2% decrease in the number of domestic terminal passengers and a 10.6% decline in the number of international terminal passengers.

During the fourth quarter of 2008, domestic passenger traffic experienced a net decline of 728.7 thousand passengers.

During the fourth quarter of 2008, there was a decrease of 728.7 thousand domestic passengers, compared to the fourth quarter of 2007; at the airports of Tijuana with 323.2 thousand passengers, Guadalajara with 132.7 thousand passengers, Hermosillo with 52.6 thousand passengers, Guanajuato with 45.2 thousand passengers, Los Mochis with 32.9 thousand passengers, Puerto Vallarta with 29.6 thousand passengers, Morelia with 29.0 thousand passengers, La Paz with 28.4 thousand passengers, Mexicali with 24.1 thousand passengers, Aguascalientes with 19.5 thousand passengers, Manzanillo with 11.3 thousand passengers and Los Cabos with 0.2 thousand passengers.

In the case of the Tijuana airport, the reduction in traffic was mainly due to the decrease in passengers on the routes to Guadalajara, Mexico City, Toluca, Culiacan, Guanajuato, Morelia, Hermosillo, Los Mochis, Monterrey, Colima, Durango, Uruapan, Aguascalientes, Ciudad Juarez, Torreon, Chihuahua, Puebla and La Paz. These declines were strongly influenced by the suspension of operations by Aerocalifornia, Avolar and Alma, as well as the reduction in operations by Aviacsa, Aeromexico and Mexicana on routes between the aforementioned cities.

In the case of the Guadalajara airport, the traffic reduction was due to the decrease on the routes to and from Tijuana, Toluca, Ciudad Juarez, Puerto Vallarta, Veracruz, Los Mochis, Monterrey, Oaxaca, La Paz, Torreon and Queretaro, among others. This was due to the exit of Alma and Avolar, as well as the reduction in frequencies by Aviacsa and Aeromexico Connect.

The decline in Hermosillo was principally due to the reduction in passengers on routes to and from Monterrey, Tijuana, Toluca, Guadalajara and Puebla, mainly as a result of the suspension of operations by Aerocalifornia and Avolar, as well as the reduction of operations by Aviacsa and Vivaaerobus.

In the case of the Guanajuato airport, the decrease was mainly due to the reduction in passenger traffic on routes to Tijuana, Monterrey, Mexico City and Toluca; in the case of the reduction in the Monterrey airport, these were mainly due to the exit of Aviacsa from this airport on May 12, 2008. Additionally, Avolar ceased operations out of this airport.

GAP 4Q08	Page 2 of 20

With respect to the Los Mochis airport, the decrease was caused by the decline in traffic on routes to and from Tijuana, Guadalajara, La Paz, Mexico City and Ciudad Obregon, principally explained by the suspension of Aerocalifornia’s and Alma’s operations, as well as the reduction of operations by Aeromexico Connect.

The decrease in the Puerto Vallarta airport was caused by the reduction in traffic on routes to and from Guadalajara, Mexico City, Monterrey and Aguascalientes, mainly due to the suspension of Alma’s operations as well as the reduction of frequencies by Aviacsa.

International Passenger Traffic experienced a net decrease of 201.1 thousand passengers during the fourth quarter of 2008, compared to the same period of 2007.

This decrease was principally due to a decline of 206.2 thousand international passengers, compared to the fourth quarter of 2007, at the airports of Guadalajara with 79.0 thousand passengers, Puerto Vallarta with 34.6 thousand passengers, Los Cabos with 34.1 thousand passengers, Guanajuato with 28.4 thousand passengers, Aguascalientes with 9.1 thousand passengers, Hermosillo with 7.7 thousand passengers, La Paz with 6.7 thousand passengers, Manzanillo with 3.4 thousand passengers and Los Mochis with 2.8 thousand passengers.

With respect to the Guadalajara airport, the decline in international passenger traffic was principally due to the decrease in passenger traffic to and from Los Angeles, Dallas, Oakland, Fresno, Las Vegas and Atlanta, among others. This was mainly due to the reduction in operations by American Airlines and Delta.

The decline in international traffic in the Puerto Vallarta airport was mainly due to the decrease in passenger traffic on routes to Portland, Vancouver, Minneapolis, Denver, Milwaukee, Saint Louis, San Jose (California) and Chicago (O’Hare), among others, mainly due to reduction in operations by Frontier, Alaska Airlines and American Airlines.

In the case of the Los Cabos airport, the decrease was due to the decline in passenger traffic on routes to and from Dallas, Portland, Denver, Atlanta, Las Vegas, Los Angeles, Chicago, San Diego and San Francisco, which was mainly due to the reduction in operations by Frontier, American Airlines, Delta and Alaska Airlines.

The decline in the Guanajuato airport was due to the lower passenger traffic to and from Los Angeles, Dallas, Chicago and Houston, which was mainly due to the exit of Delta Airlines from this airport as well as the reduction of operations by Mexicana and American Eagle.

GAP 4Q08	Page 3 of 20

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

GAP 4Q08	Page 4 of 20

Total Terminal Passengers (in thousands):

Fourth Quarter 2008 Consolidated Results

Revenues for the quarter decreased by Ps. 45.4 million, or 5.2%, from Ps. 871.8 million in the fourth quarter 2007 to Ps. 826.4 million in the fourth quarter 2008. This decrease was mainly due to:

•

Aeronautical services revenues, which decreased 8.8%, or Ps. 62.1 million, compared to the fourth quarter 2007, due to the decline in passenger traffic of 15.7%, which directly affected passenger charges. Passenger charges decreased Ps. 23.5 million, or 4.4%, compared to the fourth quarter of 2007. Additionally, the reduction of operations by several airlines caused significantly lower revenues from airplane landing fees, airplane parking fees and the use of walkways, representing revenue reductions of 28.9%, 29.7% and 52.0%, respectively, compared to the fourth quarter of 2007, a total decline of Ps. 36.1 million.

•

Non-aeronautical services revenues increased 9.9%, or Ps. 16.6 million, compared to the fourth quarter of 2007. Revenue per passenger increased Ps. 8.6, from Ps. 28.6 in the fourth quarter of 2007, to Ps. 37.2 in the fourth quarter of 2008. Revenues from advertising, leasing of time share sales spaces, vehicle parking services, duty-free shops, leasing of car rental space and the leasing of food and beverage spaces, drove an increase of non-aeronautical revenues of Ps. 15.4 million, representing 92.2% of the growth in non-aeronautical services.

GAP 4Q08	Page 5 of 20

Total operating costs and expenses decreased 2.1% (Ps. 6.9 million) compared to the fourth quarter 2007.

•	Cost of services decreased 0.4% when compared to the fourth quarter of 2007, mainly due to the following:

•   Employee costs decreased 4.4%, generated by the corporate restructuring that the Company implemented during the fourth quarter of 2007, for Ps. 28.0 million. This decrease was offset by the employee reorganization that took place in December 2008 as a preventative measure in light of the economic adversities facing the airport industry. This measure caused an increase of Ps. 15.0 million in employee costs.

•   Maintenance costs increased by Ps. 10.8 million, an increase of 25.2% when compared to the fourth quarter of 2007, mainly due to the maintenance of the Company’s air fields, terminal buildings and the operation of the “Common Use Terminal Equipment” (CUTE), which optimizes and improve the quality of service in order to provide better service to the airlines, as well as the passengers.

•   Service costs increased 26.7%, or Ps. 5.8 million, mainly as a result of higher electricity consumption, due to higher electricity tariffs, as well as due to expansions to our terminal areas, particularly in the airports of Guadalajara, Puerto Vallarta, Los Cabos and Tijuana.

•   Other operating costs declined by Ps. 14.6 million. This was mainly due to some non-recurring costs that were reported for the fourth quarter of 2007 but not for the same quarter of 2008. These included provisions for the corporate restructuring for Ps. 18.3 million and donations for social works for Ps. 5.0 million. These declines were offset, however, by a higher provision for doubtful accounts for Ps. 1.7 million and the CUTE system implementation for Ps. 4.7 million during the fourth quarter of 2008.

•	As a result of the Company’s lower revenues for the period, government concession fees decreased 5.1%, or Ps. 2.2 million.

•	Technical assistance fees decreased 11.8% during the fourth quarter of 2008 due to the Company’s lower revenues.

The Company’s operating margin for the fourth quarter of 2008 decreased 470 basis points, from 40.1% in the fourth quarter of 2007 to 35.4% in the fourth quarter of 2008, mainly due to lower revenues. The EBITDA margin declined 124 basis points, mainly as a result of the actions taken by the Company in May 2008 to control costs, as well as due to the corporate restructuring that took place in December 2008, whose objective was to generate free cash flow and to maintain EBITDA margins.

The comprehensive financing result increased Ps. 67.6 million during the fourth quarter of 2008. This increase was mainly due to the following: a) an exchange rate gain of Ps. 92.4 million for the fourth quarter of 2008, compared to an exchange rate loss of Ps. 1.9 million for the fourth

GAP 4Q08	Page 6 of 20

quarter of 2007; b) a benefit from the NIF B-10 “Effects of Inflation”, which beginning in 2008 no longer recognizes the effects of inflation in the Company’s financial information, therefore during the fourth quarter of 2008, the Company did not experience a monetary loss, while in the fourth quarter of 2007, the Company experienced a monetary loss of Ps. 25.2 million; and c) the aforementioned benefits were offset by a decline in interest income, which went from Ps. 98.3 million in the fourth quarter of 2007, to Ps. 35.6 million in the fourth quarter of 2008.

Net Income for the fourth quarter of 2008 declined by Ps. 141.2 million, or 25.8%, compared to the fourth quarter of 2007, despite the fact that income before income taxes increased Ps. 17.0 million, or 4.1%, compared to the fourth quarter of 2007. This increase was mainly due to the increase in the comprehensive financing result. The effect of the decline in net income was principally caused by an increase of Ps. 158.3 million in income taxes for the fourth quarter of 2008 compared to the same quarter of 2007, since during the fourth quarter of 2007 this line item registered a benefit of Ps. 286.4 million, due to the recoverable asset tax. Additionally, during the fourth quarter of 2008, the recoverable asset tax was partially cancelled by Ps. 35.7 million, creating a negative cumulative effect of Ps. 365.5 million, when comparing the fourth quarter of 2007 with the fourth quarter of 2008. This effect was offset by the benefit of the change in the NIF B-10, since upon applying this change, and therefore eliminating the recognition of inflation in the financial information, it generates an asset over deferred income tax for Ps. 181.3 million, representing a benefit to income taxes, which are recognized for the fourth quarter of 2008.

The effective income tax rate for the fourth quarter of 2008 was 6.6%, due to the aforementioned effect of the deferred income tax. Without this benefit, the effective tax rate would have been 28.2%.

Summary of Consolidated Results for 4Q08 (in thousands of pesos):

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 13.8320 per U.S. dollar (the U.S. Federal Reserve noon buying rate at December 31, 2008).

GAP 4Q08	Page 7 of 20

Other Important Data for 4Q08 (in thousands of pesos):

WLU= Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

Operating Costs for 4Q08 (in thousands of pesos):

Consolidated Results for Full Year 2008

Revenues for the full year 2008 increased by Ps. 13.5 million, or 0.4%, with respect to the same period of 2007. This increase, from Ps. 3,477.3 million in 2007 to Ps. 3,490.8 million in 2008, was mainly due to the increase in non-aeronautical revenues.

- Aeronautical services revenues decreased by Ps. 50.7 million, or 1.8%, compared to the same period 2007. This decrease was mainly generated by passenger charges, which

GAP 4Q08	Page 8 of 20

declined 2.6%, or Ps. 60.8 million, derived from a 5.6% decline in passenger traffic; this effect was offset by the increase in airplane landing and parking fees, which increased Ps. 22.3 million in 2008 compared to 2007. The remaining aeronautical services revenues slightly decreased. The difference of 740 basis points between the decrease in aeronautical revenue and the decrease in passenger revenues was mainly a result of the fact that Puerto Vallarta and Los Cabos (the airports with the first and third-highest maximum tariff per WLU) maintained passenger traffic growth of 4.5% (141.6 thousand additional passengers) and 3.0% (87.8 thousand additional passengers) during full year 2008 compared to the same period of 2007. This resulted in an increase in revenues from passenger charges of Ps. 24.7 million and Ps. 13.0 million, respectively. The rest of the airports experienced a decline in passenger charges for the full year 2008 compared to the same period of 2007, mainly the Tijuana airport, with a decline of Ps. 31.7 million, Guanajuato with Ps. 16.4 million, Guadalajara with Ps. 11.6 million and La Paz with 11.4 million.

•     Non-aeronautical services revenues increased by 9.7%, or Ps. 64.1 million, for the full year 2008, compared to the same period 2007. Revenues from vehicle parking services, advertising, leasing of food and beverage spaces, duty-free shops and the leasing of car rental spaces, led to a combined increase in commercial revenues of Ps. 59.9 million, representing 93.0% of the growth in non-aeronautical service revenues. Revenues from advertising and vehicle car parking services posted the largest increase among non-aeronautical services, increasing 16.5% and 19.9%, respectively. In the case of revenue from vehicle parking services, this increase was due to the recovery of the Tijuana parking facility, which has been operated by the Company since January 2008. Growth in the other business lines was driven mainly by the initiation of operations of the new satellite terminal in Puerto Vallarta as well the new advertising spaces being used in the Guadalajara airport.

Total operating costs and expenses increased 9.4%, or Ps. 106.7 million, during full year 2008 compared to the same period 2007. This increase was mainly driven by the increase in the reserves for doubtful accounts of Ps. 45.3 million. Without this effect, the increase in costs and expenses would have been 5.4%.

•

Cost of services increased by 13.5%, compared to the full year 2007. Without taking into account the effect from the reserves for doubtful accounts, the increase would only have been 8.1% due to the following:

•   Employee costs increased by Ps. 11.7 million, or 3.3%, compared to the same period 2007, however there was a corporate restructuring provision of Ps. 28.6 million during 2007, while during December 2008, GAP undertook a personnel restructuring that implied a cost of Ps. 15.0 million; without considering these effects, total employee costs increased by Ps. 25.3 million, this was generated primarily by the increase in wages and salaries for approximately Ps. 15.8 million, as well as the increase in provisions for labor obligations and additional personnel benefits for Ps. 5.2 million,

•   Maintenance costs increased by Ps. 23.2 million, or 16.3%, compared to the full year 2007, due mainly to the start of operations at the satellite terminal in Puerto Vallarta in

GAP 4Q08	Page 9 of 20

December 2007 and Terminal 2 in Guadalajara in July 2007, the opening of the expanded Terminal 1 in Los Cabos during the first half of 2008, the Tijuana parking facility, which has been operated by the Company since January 2008, and the launch and maintenance of “Common Use Terminal Equipment” (CUTE) at some of Company’s airports for Ps. 12.0 million, as well as other infrastructure expansions in the rest of the airports.

•   Security and insurance costs increased by Ps. 4.7 million, or 4.4%, compared to full year 2007. This growth was mainly generated due to additional security at inspection points, due to the Company’s infrastructure expansions, for an additional Ps. 9.4 million, offsetting insurance costs, which had a decrease of Ps. 5.0 million.

•   Service costs increased 25.2%, or Ps. 22.8 million, compared to full year 2007, mainly as a result of higher electricity consumption due to expansions to the terminal areas, mainly the opening of the new satellite terminal in Puerto Vallarta in December 2007, the opening of the expanded Terminal 1 in Los Cabos during the first half of 2008, the opening of the expanded Terminal 2 in Guadalajara in July 2007, and the Tijuana parking facility.

•   Other operating costs increased by Ps. 51.2 million, or 34.5%, compared to full year 2007. This increase was mainly a result of: higher reserves for doubtful accounts related to the ceasing of operations of certain airlines for Ps. 45.3 million, leasing costs for CUTE for Ps. 8.0 million, one-time consulting fees related to the corporate restructuring for Ps. 7.0 million, consulting fees for new business development for Ps. 3.3 million, the asset tax refund for the smaller airports for Ps. 1.8 million, and the Ps. 1.2 million paid for consulting services for sales, partially offset by the decrease in the corporate restructuring provision made in 4Q07 for Ps. 18.3 million.

•	As a result of the higher revenues for the period, government concession fees increased 0.4%.

•

Lastly, the technical assistance fee declined 6.1% during 2008, due to the proportionally larger increase in operating costs and expenses versus the increase in total revenues. Excluding the effect related to the reserve for doubtful accounts, the provision for technical assistance fees would have declined Ps. 5.4 million, or 4.3%.

Operating margin declined 410 basis points, from 45.6% during full year 2007, to 41.5% during the same period 2008. This decrease was primarily a result of a higher rate of increase in operating expenses than revenues. The EBITDA margin declined 300 basis points, from 67.3% in 2007 to 64.3% in 2008. Excluding the reserve for doubtful accounts, the operating margin would have decreased 290 basis points, from 45.6% in 2007, to 42.7% in 2008, and the EBITDA margin would declined 170 basis points from 67.3% in 2007 to 65.6% in 2008.

The comprehensive financing result increased 120.7% for full year 2008, to a benefit of Ps. 214.9 million from a benefit of Ps. 97.3 million. This improvement resulted mainly from the exchange gain of Ps. 92.4 million in 2008, compared to an exchange loss of Ps. 2.1 million during the same period 2007, as well as changes in NIF B-10 “Effects of inflation”, which no longer recognizes

GAP 4Q08	Page 10 of 20

the effects of inflation; therefore the Company did not recognize the effect on its monetary position for full year 2008, while in 2007 the Company had a monetary loss of Ps. 59.1 million. These benefits were affected by the decrease of Ps. 36.1 million of the Company’s interest income.

Net income for full year 2008 increased 9.8%, or Ps. 138.0 million, compared to full year 2007. Income before taxes decreased by Ps. 9.9 million, or 0.6%, mainly due to the decrease in operating income, but offset by the positive comprehensive financing result. This improvement resulted mainly from the tax reduction experienced in 2008; in 2007 the Company registered taxes for Ps. 277.6 million, including the asset tax benefit of Ps. 286.4 million, while in 2008, the Company registered total taxes for Ps. 129.6 million, including the asset tax benefit of Ps. 363.7 million, due to the deferred income tax reduction, mainly due to the changes in NIF B-10. This caused the effective income tax rate to reach 7.8% for full year 2008, compared to 16.5% for the same period 2007. Without this benefit, the effective tax rate would have been 27.6%.

Summary of Consolidated Results for Full Year 2008 (in thousands of pesos):

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 13.8320 per U.S. dollar (the U.S. Federal Reserve noon buying rate at December 31, 2008).

Other Important Data for Full Year 2008 (in thousands):

WLU= Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

GAP 4Q08	Page 11 of 20

Operating Costs / Expenses for the Full Year 2008 (in thousands of pesos):

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per workload unit at each airport.

Regulated revenues for the fourth quarter of 2008 were Ps. 640.8 million, resulting in an average rate per workload unit of Ps. 120.6. Regulated revenues accounted for 77.5% of total revenues for the period.

The Mexican Ministry of Communications and Transportation annually reviews our compliance with the maximum rates; to date, they have notified the Company that it satisfactorily complied for 2007.

Balance Sheet

At the close of the fourth quarter of 2008, the Company maintained a balance of cash and cash equivalents of approximately Ps. 1,781.2 million, of which Ps. 311.0 million are derived from the unused balance of a bank loan received by some of the Company’s airports for payment of the master development program.

At the close of the fourth quarter 2008, the Company’s principal assets consisted of the concessions, with a balance of Ps. 17,188.5 million, rights to use airport facilities with a balance of Ps. 2,283.6 million and improvements to concessions, of Ps. 3,368.8 million. These represented approximately 61.1%, 8.1% and 12.0%, of total assets, respectively.

GAP 4Q08	Page 12 of 20

Deferred income taxes increased by Ps. 220.7 million for the fourth quarter of 2008 compared to the same quarter of 2007, principally due to an increase in the deferred income tax, which resulted from the change in NIF B-10 during 2008.

In April 2008, the Company’s shareholders approved the creation and operation of a share repurchase program for up to Ps. 55.0 million; therefore, from July to December, the Company completed several repurchase transactions, totaling 1,720,000 shares for a total of Ps. 44.2 million. These operations represented 0.36% of the Company’s outstanding shares, and 0.31% of the total shareholders’ equity.

As of today, the current balance of shares repurchased has reached 2,080,000 shares.

CAPEX

Beginning in the first quarter of 2008, NIF B-2 “Statement of Cash Flows” went into effect. As a result, the Company must report only investments that have been paid during the period. In 2008, the Company invested a total of Ps. 745.2 million.  However, for reporting purposes on the Statement of Cash Flows, the Company invested and paid Ps. 541.5 million.

Recent Events

•

In connection with the Servicio de Administración Tributaria’s (SAT) tax review of Aguascalientes Airport during the second half of 2008, in February 2009 the airport received official notice from the SAT stating that the Company’s amortization rate used for the airport’s concession value was incorrect.  As a result, the authorities offered a settlement, which includes a penalty exceeding Ps. 22.0 million for the incorrectly applied tax loss.

In response, the airport intends to appeal and respond to the SAT’s claim for the penalty in court. However, to initiate the judicial process, the Company will have to post a bond for the amount in question. In the opinion of the Company’s external counsel, the airport has sufficient evidence to obtain a favorable resolution. However, if at the end of the legal proceedings, the authorities determine that the airport is in violation, it will have an adverse effect on the airport’s financial situation and operating results.

•

On January 30, 2009, the Company disbursed the third installment of a line of credit from Banamex for the Guanajuato, Hermosillo, Puerto Vallarta and Los Cabos airports in the amounts of Ps. 19.0 million, Ps. 41.0 million, Ps. 8.0 million and Ps. 202.0 million, respectively. The line of credit’s term is for 7 years, with quarterly amortization of principal and interest, at a rate of 8.52%.

•

During the fourth quarter of 2008, Aerolíneas Mesoamericanas (ALMA) began to show signs of economic and financial problems. In November 2008, it suspended operations and sought bankruptcy protection under applicable Mexican law, the resolution of which remains pending and initially appeared to present negative implications for GAP.  Currently, other airlines are trying to serve the routes previously operated by ALMA, which would thus reduce the negative effects within GAP’s airports.

GAP 4Q08	Page 13 of 20

Main Changes in Accounting Practices

As of January 1, 2008 the Company implemented several changes in accounting practices as a result of the following changes in NIFs and INIFs, which are detailed below:

•

NIF B-2: In accordance with the adoption of NIF B-2 “Cash Flow Statements”, the Statement of Changes in Financial Position that was presented up until the close of 2007 will no longer be utilized; however, it will continue being presented when stating figures for fiscal year 2007 or prior periods.  The Cash Flow Statement is being presented separately for the 4Q08 period and does not compare with the Statement of Changes in Financial Position, neither in structure nor content.

•

NIF B-10 establishes 2 economic scenarios: a) inflationary environment: inflation accounting will henceforth apply only during periods in which the cumulative inflation rate over the previous three years equals or exceeds 26%, in which case it requires the recognition of inflation effects by applying the comprehensive method, b) non-inflationary environment: non-inflationary accounting will apply where the cumulative inflation rate over the previous three years is less than 26%. It establishes that inflationary effects need not be recognized in the financial statements.  As a result, as per the cumulative inflation of the previous years, the Company will not recognize inflation effects beginning in 2008.  However, for comparison purposes, the information for previous years must be expressed at the date of the last period that was recognized with inflation, this means as of December 31, 2007.  Thus, for the third quarter 2008 is expressed in constant pesos as of December 31, 2007.

•

In November 2006, the International Accounting Standards Board (IASB) issued their interpretation of the accounting treatment of concessions in financial statements (IFRIC-12).  This document establishes the rules for classifying and reporting of concession assets, amortization and maintenance.  Concessions are not specified in the Mexican Financial Information Norms (“NIF”). Therefore, in the event that their treatment is specified in international norms, these are adopted in Mexico on a supplemental basis.  IFRIC-12 takes effect for the periods starting as of January 1, 2008.

The Company adopted IFRIC-12 starting in January 2008, which implicated the separation of Improvements to Concession Assets from Fixed Assets, the line item in which it was previously reported. The Company reclassified the investments in infrastructure realized to date and returned to the Mexican government at the conclusion of the concession period. The supplemental adoption of this interpretation had no effect on the Company’s results for full year 2008.

* * *

GAP 4Q08	Page 14 of 20

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP 4Q08	Page 15 of 20

Exhibit A: Operating Results by Airport (in thousands of pesos):

Airport	4Q07	4Q08	Change	FY 2007	FY 2008	Change
Guadalajara						
Aeronautical services	240,204	220,297	-8.3%	930,104	930,672	0.1%
Non aeronautical services	59,950	57,669	-3.8%	232,923	233,175	0.1%
Total Revenues	300,154	277,966	-7.4%	1,163,027	1,163,847	0.1%
Operating Income	157,305	121,566	-22.7%	624,150	583,793	-6.5%
EBITDA	221,522	184,484	-16.7%	864,848	827,321	-4.3%
Tijuana						
Aeronautical services	104,155	80,439	-22.8%	424,254	368,384	-13.2%
Non aeronautical services	13,225	22,746	72.0%	53,525	96,801	80.9%
Total Revenues	117,381	103,184	-12.1%	477,779	465,185	-2.6%
Operating Income	37,830	45,557	20.4%	172,894	146,306	-15.4%
EBITDA	72,133	79,866	10.7%	309,357	283,318	-8.4%
Puerto Vallarta						
Aeronautical services	104,065	104,014	0.0%	418,008	454,149	8.6%
Non aeronautical services	27,087	36,136	33.4%	110,519	131,076	18.6%
Total Revenues	131,152	140,150	6.9%	528,527	585,226	10.7%
Operating Income	65,863	60,027	-8.9%	282,790	300,351	6.2%
EBITDA	91,281	88,663	-2.9%	384,436	410,430	6.8%
Los Cabos						
Aeronautical services	100,620	106,482	5.8%	403,603	432,518	7.2%
Non aeronautical services	38,803	39,854	2.7%	152,548	153,417	0.6%
Total Revenues	139,423	146,336	5.0%	556,151	585,935	5.4%
Operating Income	66,447	78,789	18.6%	336,965	354,391	5.2%
EBITDA	83,614	108,472	29.7%	404,731	441,644	9.1%
Hermosillo						
Aeronautical services	34,011	30,384	-10.7%	132,252	132,253	0.0%
Non aeronautical services	6,487	6,173	-4.8%	24,082	24,234	0.6%
Total Revenues	40,497	36,557	-9.7%	156,333	156,487	0.1%
Operating Income	10,979	4,129	-62.4%	45,378	37,206	-18.0%
EBITDA	21,172	14,909	-29.6%	85,786	78,321	-8.7%
Guanajuato						
Aeronautical services	38,885	32,143	-17.3%	160,666	144,795	-9.9%
Non aeronautical services	8,330	8,814	5.8%	31,453	32,894	4.6%
Total Revenues	47,214	40,957	-13.3%	192,119	177,688	-7.5%
Operating Income	18,798	9,689	-48.5%	84,413	61,679	-26.9%
EBITDA	28,191	18,929	-32.9%	122,393	98,682	-19.4%
Other (1)						
Aeronautical services	80,961	67,081	-17.1%	343,982	299,427	-13.0%
Non aeronautical services	14,996	14,132	-5.8%	59,406	56,988	-4.1%
Total Revenues	95,957	81,214	-15.4%	403,388	356,416	-11.6%
Operating Income	- 5,694	- 25,602	349.7%	38,335	- 33,430	-187.2%
EBITDA	25,001	4,981	-80.1%	162,178	88,592	-45.4%
Total						
Aeronautical services	702,902	640,840	-8.8%	2,812,870	2,762,198	-1.8%
Non aeronautical services	168,877	185,524	9.9%	664,455	728,586	9.7%
Total Revenues	871,779	826,364	-5.2%	3,477,325	3,490,785	0.4%
Operating Income	351,529	294,155	-16.3%	1,584,924	1,450,296	-8.5%
EBITDA	542,913	500,304	-7.8%	2,333,729	2,228,307	-4.5%

(1) ‘Others’ includes the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

GAP 4Q08	Page 16 of 20

Exhibit B: Consolidated Balance Sheet as of December 31, (in thousands of pesos):

Note: These financial statements should be interpreted in light of the changes to NIF described under the heading “Recent Events”.

GAP 4Q08	Page 17 of 20

Exhibit C: Consolidated Statement of Changes in Financial Position (in thousands of pesos):

4Q07	FY07
Operating activities		
Consolidated net income	547,019	1,402,819
Depreciation and amortization	192,682	754,097
Provision for seniority premiums	- 2,698	4,268
Loss (gain) from embedded derivatives	- 3,421	- 5,732
Contingent liabilities	3,393	3,393
Deferred income taxes	- 325,987	- 229,601
Resources generated by operations	**410,988**	**1,929,244**
Changes in operating assets and liabilities		
(Increase) Decrease		
Financial instruments for negotiation	19,599	- 109,711
Trade accounts receivable	5,120	- 63,228
Recoverable taxes and other accounts receivable	2,468	62,973
Recoverable taxes on assets	- 36,780	- 105,595
Recoverable income taxes derived from dividends	121,038	71,219
Increase (Decrease)		
Government concession tax	18,377	1,436
Accounts payable	232,128	232,114
Income tax and tax on assets	- 31,023	1,782
Interest from bank loans	- 3,460	-
Resources used in financing activities	**738,456**	**2,020,235**
Financing Activities		
Dividend Payments	- 335,275	- 1,171,616
Bank loans	- 30,527	578,571
Resources used in financing Activities	**- 365,803**	**- 593,045**
Investing activities		
Fixed assets	- 537,974	- 932,280
Other assets	4,524	663
Resources used in investing activities	**- 533,451**	**- 931,617**
Cash and temporary investments		
(Decrease) Increase	- 160,797	495,573
Balance at beginning of period	**1,587,480**	**931,110**
Balance at end of the period	**1,426,683**	**1,426,683**

Note: These financial statements should be interpreted in light of the changes to NIF described under the heading “Recent Events”.

GAP 4Q08	Page 18 of 20

Exhibit D: Consolidated Statement of Cash Flows (in thousands of pesos):

4Q08	FY 2008
Operating Activities		
Income before income tax	434,519	1,670,466
Items that did not require (generate) resources		
Retirement labor obligations	322	11,217
Workers' participation in deferred income	-3,597	-3,597
(Gains) in implicit derivatives	-14,129	-16,924
Current recoverable taxes	-14,642	-14,642
Other	372	372
Items related to investing activities		
Depreciation and amortization	211,213	798,251
Loss in fixed asset sales	179	4,480
Items related to financing activities		
Interests charged	18,007	47,944
Financial instruments for negotiation	29,808	-35,870
Cash from earnings before income taxes	662,052	2,461,698
Resources generated or used in operating activities		
(Increase) Decrease in		
Accounts receivable	-7,050	-101,795
Recoverable taxes and other accounts receivable	-45,500	-133,223
Recoverable tax on assets	109,197	111,847
Recoverable income tax on dividends	-55,420	-45,951
Increase (Decrease) in		
Government concession taxes	16,835	606
Accounts payable	-45,742	-207,500
Income taxes paid	-108,242	-476,489
Net resources generated by operating activities	531,130	1,609,192
Investing activities		
Fixed assets and improvements to concession assets	-201,054	-549,809
Other deferred assets	-745	8,321
Net resources generated by investing activities	-201,800	-541,487
Excess cash applied to financing activities	329,330	1,067,705
Financing activities		
Dividends declared and paid	-257,485	-1,121,485
Bank loans	-	344,000
Loan payments and bank interest	-77,816	-166,673
Share repurchase reserve	-27,706	-44,227
Net resources generated by financing activities	-363,007	-988,385
Increase in cash and equivalents during the period	-33,676	79,320
Balance in cash and equivalents at the beginning of the period	1,539,682	1,426,684
Balance at the end of the period	1,506,004	1,506,004

The amount of investments in fixed asset and improvements to concessions during 2008 and that are payable reached Ps. 223.5 million.

Note: These financial statements should be interpreted in light of the changes to NIF described under the heading “Recent Events”.

GAP 4Q08	Page 19 of 20

Exhibit E: Consolidated Statement of Income for the periods indicated (in thousands of pesos):

* * *

GAP 4Q08	Page 20 of 20

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: February 26, 2009